Exhibit 21.1

The following table presents the name of significant subsidiaries of Chinook Therapeutics, Inc. and the location of jurisdiction or organization for such subsidiaries.

Name:	Jurisdiction/Organization

Chinook Therapeutics U.S, Inc.	Delaware

Chinook Therapeutics Canada, Inc.	British Columbia, CA

Aduro Biotech Holdings, Europe B.V.	Netherlands

Aduro Biotech Europe B.V.	Netherlands

Aduro Netherlands Cooperatief UA	Netherlands